                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)


                              STAFF BUILDERS, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    852377308
                                 (CUSIP Number)



MR. DALE R. CLIFT                                     FLOYD I. WITTLIN, ESQ.
STAFF BUILDERS, INC.                                  RICHARDS & O'NEIL, LLP
1983 MARCUS AVENUE                                    885 THIRD AVENUE
LAKE SUCCESS, NY 11042                                NEW YORK, NEW YORK  10022
(516) 358-1000                                        (212) 207-1200


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 11 Pages

CUSIP    NO. 852377308              13D                       Page 2 of 11 Pages

(1)              Name of reporting persons
                 I.R.S. identification Nos. of above persons (Entities Only)

                                 DAVID SAVITSKY

(2)              Check the appropriate box if a member of a group        (a) [ ]
                 (see instructions)                                      (b) [ ]




(3)              SEC use only

(4)              Source of funds (see instructions)

                                 Not Applicable

(5)              Check box if disclosure of legal proceedings is required
                 pursuant to items 2(d) or 2(e)                              [ ]



(6)              Citizenship or place of organization


                                  UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)              Sole voting power

                         3,911,010

(8)              Shared voting power

                         225,440

(9)              Sole dispositive power

                         3,911,010

(10)             Shared dispositive power

                         None

(11)             Aggregate amount beneficially owned by each reporting person

                              4,136,450

(12) Check box if the aggregate amount in Row (11) excludes certain shares (see instructions)
                                                                             [x]




(13)             Percent of class represented by amount in Row (11)


                              16.9%

(14)             Type of reporting person (see
                 instructions)

                              IN




                               Page 3 of 11 Pages

                        STAFF BUILDERS, INC. SCHEDULE 13D
                                 AMENDMENT NO. 1



NOTE:             This Amendment No. 1 amends a Statement on Schedule 13D, dated
November 3, 1995 ("Schedule 13D"), and filed on behalf of David Savitsky.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Staff Builders, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1983 Marcus Avenue, Lake Success, New York 11042.


ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) David Savitsky.

                  (b) Mr. Savitsky's business address is 1983 Marcus Avenue, Lake Success, New York 11042.

                  (c) Mr. Savitsky is Executive Vice President, Chief Operating Officer, Secretary, Treasurer and a Director of the Company.

                  (d) Mr. Savitsky has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

                  (e) Mr. Savitsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in Mr. Savitsky being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Savitsky is a citizen of the United States.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  This Amendment No. 1 to Schedule 13D relates to the (i) exchange on October 14, 1998 of 333 1/3 shares of Class A Preferred Stock, $1.00 par value per share, for 2,134,910 shares of Class A Common Stock and (ii) conversion on October 14, 1998 of 377,537 shares of Class B Common Stock, $.01 par value per share, owned by Mr. David



                               Page 4 of 11 Pages

Savitsky into an equal number of shares of Class A Common Stock (collectively, the "Transaction").

                  Mr. Savitsky paid no additional consideration for the aggregate of 2,512,447 shares of Class A Common Stock received in the Transaction.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The primary purpose of the Transaction was to eliminate the Class A Preferred Stock, all of the outstanding shares of which were owned by Mr. David Savitsky and Mr. Stephen Savitsky, who is the Chairman of the Board, President, Chief Executive Officer and a Director of the Company, and to reduce the voting rights of Messrs. Savitsky through conversion of their outstanding shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

                  Except for the possible exercise of options to purchase shares of Class A Common Stock of the Company, Mr. Savitsky does not have any plans or proposals which relate to or would result in any of the actions specified in
Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) (b) Mr. Savitsky beneficially owns 4,136,450 shares of Class A Common Stock (representing 16.9% of the outstanding Class A Common Stock), has sole power with respect to the voting and disposition of 3,911,010 of such shares (1,312,923 of which Mr. Savitsky has the option to acquire and will not have the right to vote such shares until such option is exercised) and has shared power with respect to the voting of 225,440 of such shares pursuant to the grant to Mr. Savitsky of a ten year revocable proxy by Ephraim Koschitzki (225,440 of which the grantor of such proxy has the option to acquire and Mr. Savitsky will not have such shared power with respect to the voting of such shares until such option is exercised). (Although Mr. Savitsky is not furnished with verifiable information with respect to the number of shares beneficially owned by Mr. Koschitzki, Mr. Savitsky believes Mr. Koschitzki beneficially owns 225,440 shares.) Mr. Savitsky shares power with respect to the voting of such 225,440 shares of Class A Common Stock with Mr. Stephen Savitsky. Mr. David Savitsky's wife owns 150 shares of Class A Common Stock. Mr. Savitsky disclaims beneficial ownership of these 150 shares and excludes them from the aggregate number of shares of Class A Common Stock beneficially owned by him.

                  In addition to the shares of Common Stock received by Mr. Savitsky pursuant to the Transaction, Mr. Savitsky has the option to acquire 595,923 shares of Class A Common Stock that he beneficially owns pursuant to the terms of vested options granted to Mr. Savitsky under the Company's 1994 Performance-Based Stock Option Plan (the "'94 Plan").



                               Page 5 of 11 Pages

                  Mr. Savitsky also has the option to acquire 320,000 of the shares of Class A Common Stock that he beneficially owns pursuant to the terms of vested options granted to Mr. Savitsky under the Company's 1986 Non-Qualified Stock Option Plan (the "'86 Plan"). Mr. Savitsky was granted 220,000 of these vested options on March 28, 1990, and the remaining 100,000 vested options on June 17, 1991.

                  Mr. Savitsky also has the option to acquire 397,000 of the shares of Class A Common Stock that he beneficially owns pursuant to the terms of vested options granted to Mr. Savitsky under the Company's 1993 Stock Option Plan (the "'93 Plan"). Mr. Savitsky was granted 200,000 of these vested options on February 3, 1994, and the remaining 197,000 vested options on July 1, 1997.

                  Stock options are granted under the '86 Plan, the '93 Plan and the '94 Plan to officers, directors and employees of the Company selected by the Compensation and Stock Option Committee of the Company's Board of Directors as a reward for the grantees' past efforts, and to encourage their future efforts, on behalf of the Company.

                  (c) Except for the Transaction, Mr. Savitsky has not engaged in any transaction with regard to the Class A Common Stock during the past sixty days.

                  (d) Mr. Ephraim Koschitzki has the option to acquire 225,440 shares of Class A Common Stock, and after such option is exercised, Mr. Ephraim Koschitzki will have the right to receive and direct the receipt of dividends from, or the proceeds, from the sale of 225,440 shares of Class A Common Stock beneficially owned by Mr. Savitsky.

                  (e)      Not applicable.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The contracts, arrangements, understandings and relationships required to be described in response to Item 6 to Schedule 13D are described in the response to Items 4 and 5 of this Amendment No. 1 to Schedule 13D.




                               Page 6 of 11 Pages

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                 Description
-----------                 -----------
         Exhibit 1          The Company's 1986 Non-Qualified Stock Option
                            Plan, as amended (incorporated by reference to
                            Exhibit 28.1 to the Company's Registration
                            Statement on Form S-8 with respect to the
                            Company's 1986 Non-Qualified Stock Option Plan
                            filed with the Securities and Exchange Commission
                            on December 1, 1988 and Exhibits 10.2 and 10.3 to
                            the Company's Registration Statement on Form S-8
                            with respect to the Company's 1986 Non-Qualified
                            Stock Option Plan filed with the Securities and
                            Exchange Commission on May 22, 1992).

         Exhibit 2 Option Agreement, dated as of March 28, 1990, under the Company's 1986 Non-Qualified Stock
                            Option Plan between the Company and David
                            Savitsky (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995)

         Exhibit 3 Stock Option Agreement, dated as of June 17, 1991, under the Company's 1986 Non-Qualified Stock
                            Option Plan between the Company and David
                            Savitsky (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

         Exhibit 4 The Company's 1993 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form
                            S-8 with respect to the Company's 1993 Stock
                            Option Plan filed with the Securities and Exchange
                            Commission on September 7, 1993).

         Exhibit 5          Agreement, dated February 3, 1994, under the
                            Company's 1993 Stock Option Plan between the
                            Company and David Savitsky (incorporated by reference to Exhibit 10.33 to the Company's Annual
                            Report on Form 10-K for the fiscal year ended
                            February 28, 1995).



                               Page 7 of 11 Pages

          Exhibit 6       The Company's 1994 Performance-Based Stock
                          Option Plan (incorporated by reference to Exhibit B to the Company's Proxy Statement, dated July 18,
                          1994, filed with the Securities and Exchange
                          Commission on July 27, 1994).

          Exhibit 7       Agreement, dated as of October 1, 1994, under the
                          Company's 1994 Performance-Based Stock Option
                          Plan between the Company and David Savitsky
                          (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

          Exhibit 8       Proxy, dated November 1, 1991 made by Ephraim
                          Koschitzki in favor of Stephen Savitsky and David
                          Savitsky (incorporated by reference to Exhibit 14 to Schedule 13D dated November 3, 1995).

          Exhibit 9       Agreement, dated August 27, 1998, between the
                          Company and David Savitsky (incorporated by reference to Exhibit A to the Company's Proxy
                          Statement, dated August 27, 1998, filed with the Securities and Exchange Commission on August 27,
                          1998).




                               Page 8 of 11 Pages

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.



                                       -------------------------------
                                       October 26, 1998



                                        /s/ David Savitsky
                                       -------------------------------
                                        David Savitsky





                               Page 9 of 11 Pages

                                  EXHIBIT INDEX

                                                                                       Location of Exhibit in
                                                                                       Sequential Numbering
Exhibit No.                           Description                                      System



1                                   The Company's 1986 Non-Qualified Stock
                                    Option Plan, as amended (incorporated by reference to Exhibit 28.1 to the Company's
                                    Registration Statement on Form S-8 with
                                    respect to the Company's 1986 Non-Qualified
                                    Stock Option Plan filed with the Securities and Exchange Commission on December 1, 1988 and Exhibits 10.2 and 10.3 to the Company's
                                    Registration Statement on Form S-8 with
                                    respect to the Company's 1986 Non-Qualified
                                    Stock Option Plan filed with the Securities and Exchange Commission on May 22, 1992).



2                                   Option Agreement, dated as of March 28,
                                    1990, under the Company's 1986 Non-Qualified
                                    Stock Option Plan between the Company and
                                    David Savitsky (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended
                                    February 28, 1995).



3                                   Stock Option Agreement, dated as of June 17,
                                    1991, under the Company's 1986 Non-Qualified
                                    Stock Option Plan between the Company and
                                    David Savitsky (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended
                                    February 28, 1995).



4 The Company's 1993 Stock Option Plan, as amended (incorporated by reference to
                                    Exhibit 4.5 to the Company's Registration
                                    Statement on Form S-8 with respect to the



                               Page 10 of 11 Pages

                                                                                       Location of Exhibit in
                                                                                       Sequential Numbering
Exhibit No.                           Description                                      System


                                    Company's 1993 Stock Option Plan filed with the Securities and Exchange Commission on September 7, 1993).



5                                   Agreement, dated February 3, 1994, under the
                                    Company's 1993 Stock Option Plan between the
                                    Company and David Savitsky (incorporated by reference to Exhibit 10.33 to the Company's
                                    Annual Report on Form 10-K for the fiscal year ended February 28, 1995).



6                                   The Company's 1994 Performance-Based Stock
                                    Option Plan (incorporated by reference to Exhibit B to the Company's Proxy Statement, dated July 18, 1994, filed with the Securities and Exchange Commission on July
                                    27, 1994).



7                                   Agreement, dated as of October 1, 1994,
                                    under the Company's 1994 Performance-Based
                                    Stock Option Plan between the Company and
                                    David Savitsky (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended
                                    February 28, 1995).



8                                   Proxy, dated November 1, 1991 made by
                                    Ephraim Koschitzki in favor of Stephen and David Savitsky (incorporated by reference to Exhibit 14 to Schedule 13D dated November 3,
                                    1995).



9                                   Agreement, dated as of August 27, 1998,
                                    between the Company and David Savitsky
                                    (incorporated by reference to Exhibit A to the Company's Proxy Statement, dated August
                                    27, 1998, filed with the Securities and
                                    Exchange Commission on August 27, 1998).



                               Page 11 of 11 Pages